EXHIBIT 3

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
March 2, 2006
The following management’s discussion and analysis (“MD&A”) should be read in conjunction with Cinram International Inc.’s (“Cinram”) consolidated financial statements and notes for the years ended December 31, 2005 and December 31, 2004. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Where reference is made to “we,” “us,” or the “Company,” it denotes Cinram and its subsidiaries.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this management’s discussion and analysis and elsewhere in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult the Company’s annual information form filed with Canadian securities commissions available on www.sedar.com.
Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.
NON-GAAP FINANCIAL MEASURES
EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under GAAP. Accordingly, this measure should not be considered a substitute or alternative for net earnings or cash flow, in each case, as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as shown in the table below.
EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case, as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as shown in the table below.
2   Cinram International Inc. Annual Report 2005

Reconciliation of EBITA and EBIT to Net Earnings

	Year ended
	December 31
(unaudited, in thousands of U.S. dollars)	2005	2004

EBITA	$390,883	$382,134

Amortization of capital assets	153,871	146,697
Amortization of intangible assets and deferred financing fees	69,998	73,038

EBIT	$167,014	$162,399

Interest expense	51,148	53,102
Investment income	(932)	(2,436)
Income taxes	34,372	35,909

Net earnings	$82,426	$75,824

1. ABOUT OUR BUSINESS
Cinram International Inc. (Cinram or the Company) is the world’s largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. We also manufacture print components for the entertainment industry.
In 2003, Cinram became the world’s largest independent replicator of pre-recorded optical discs with the acquisition of Time Warner Inc.’s DVD and CD manufacturing, distribution, printing and screen-printing entertainment merchandising businesses (the Acquisition or the Acquired Businesses). As part of the Acquisition, Cinram also signed exclusive, long-term, multi-year manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment, Inc. in North America (the Time Warner Agreements).
We operate four primary business segments: Home Video, Audio/ROM, Printing, and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and older titles retained in the current catalog. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our Ivy Hill Corporation (Ivy Hill) wholly-owned subsidiary. Our distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfilment services for our home video customers. The remaining operations included in “Other” are Giant Merchandising Inc. (Giant), the screen-printing entertainment merchandising business that we purchased as part of the Acquisition.
We currently have the capacity to manufacture approximately 1.8 billion DVDs and more than one billion CDs per year to service seasonal peaks in demand, which typically occur in the second half of the year. We produce only to firm orders from our customers, generally pursuant to multi-year contracts ranging from two to six years. As a result, we do not bear the risk of unsold products. Our major contracts are exclusive for particular territories, and frequently contain a market price test that may require us to lower the prices we charge.
Cinram International Inc. Annual Report 2005   3

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
Our products generally experience larger price declines in the early stages of their life cycles, from introduction up to mass market adoption, at which point prices typically decline in smaller increments.
Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (“TCFHE”), Metro-Goldwyn-Mayer Home Entertainment (“MGM”), Lions Gate Entertainment Corp., Alliance Atlantis, and EMI Group plc (“EMI”). Today, we generate the majority of our revenue from the sale of pre-recorded DVDs.
Three-year revenue by product

(in thousands of U.S. dollars)		2005		2004		2003

DVD	$1,062,987	51%	$1,025,389	51%	$386,413	47%
VHS video cassette	18,113	1%	65,154	3%	108,889	13%
Audio CD/CD-ROM	321,955	15%	313,420	15%	162,362	20%
Audio cassette	5,751	0%	10,906	1%	10,219	1%
Printing	234,044	11%	225,388	11%	46,626	6%
Distribution	290,273	14%	208,835	10%	71,302	9%
Merchandising	132,195	6%	143,368	7%	20,320	2%
Other	32,762	2%	34,178	2%	20,762	2%

	$2,098,080	100%	$2,026,638	100%	$826,893	100%

1.1 The pre-recorded media industry
The pre-recorded media industry encompasses video and audio products, which mainly serves major motion picture studios and music labels by providing the replication and distribution services required for the physical delivery of their content. The industry, currently dominated by DVDs and CDs, has evolved significantly since its inception. In the home video industry, the VHS video cassette was introduced in the mid-to-late 1970s and experienced strong sales growth in the 1980s and early-to-mid 1990s. However, the demand for VHS video cassettes has declined significantly in recent years due to the rapid growth of DVDs, which were introduced in 1997 and have since become the standard for the home video industry. The music industry has seen a transition from vinyl records and 8-track cartridges to cassettes and subsequently to CDs, the current standard for the music industry.
The DVD format currently represents the primary source of revenue for the pre-recorded media industry. The key drivers for the steady demand for the DVD format include strong DVD player penetration due to declining prices of DVD players; aggressive retail pricing of DVDs; and an expanding list of titles and genres. Strong consumer adoption of the DVD technology is evident in the growth of household penetration of DVD players. According to Understanding & Solutions, an industry research and consulting firm, at the end of 2005, DVD household penetration in North America was 71 percent, up from 63 percent in 2004. Studios have also intentionally adopted a sell-through philosophy with DVDs, maintaining low price points to encourage sales of DVDs rather than rentals, which had been the traditional focus for VHS video cassettes. In addition, in recent years, the number of titles and genres available on DVD has increased substantially, including the availability of popular television programs. The combination of these factors has broadened consumer demand for DVDs.
The CD currently is the standard format for the music industry. CD volumes peaked in 1999, and have since declined due to several factors including the advent of file-sharing and digital distribution through websites, increased piracy, unlicensed downloading, and a lack of new
4   Cinram International Inc. Annual Report 2005

hit titles and gold/platinum releases. We believe that over the past few years, the music industry has dealt with distribution challenges by more aggressively fighting piracy and unlicensed downloading, as well as refocusing on promoting artists, developing new genres and devising creative marketing strategies (e.g., multi-disc sets and bundling with other products such as DVDs and apparel). In addition, the music industry has also embraced legitimate, licensed online music channels, such as iTunes offered by Apple Computer, Inc., Yahoo! Music offered by Yahoo! Inc. and Napster offered by Napster, LLC, as an alternative distribution network for their products to combat unauthorized distribution and piracy.
1.2 Our strategy
Our strategy is to secure exclusive, large-scale, multi-year DVD and CD replication and distribution agreements in North America and Europe. Our expanded distribution capabilities and our new printing operations also give us an opportunity to provide additional services to our existing customers.
We are focused on:
•	Reinforcing our existing relationships with customers by maintaining or improving service;

•	Increasing the integration between us and our customers;

•	Managing our manufacturing capacity to meet customer demand with minimal outsourcing; and,

•	Maintaining strong communications with our customers.
We expect to achieve this, in part, through continued internal development of distribution systems and automation that improve our efficiencies and our continued commitment to customer service.
We intend to maintain our focus on reducing costs and increasing profitability. We hope to achieve this by adopting best practices and continued benchmarking of processes at each facility. In addition, our increased geographic capacity and scale of operations enable us to balance production loads among our facilities, reducing our need to use third party outsourcing.
We have consistently evolved with changes in pre-recorded media formats over our 37-year history. As our customers make the transition to high definition DVD (Blu-ray DVD or HD-DVD), we hope to leverage our strong presence in North America and Western Europe, as well as our manufacturing and distribution scale and expertise, to position our Company to capitalize on the new opportunities afforded by this transition. We believe that our highly developed manufacturing and distribution capabilities and our experience in adapting our processes to new formats efficiently and cost-effectively will enable us to remain an industry leader.
2. 2005 PERFORMANCE
Key performance metrics

(in thousands of U.S. dollars, except per share data)	2005	2004	2003

Revenue	$2,098,080	$2,026,638	$826,893
EBITA	390,883	382,134	163,617
EBIT	167,014	162,399	88,461
Net earnings	$82,426	$75,824	$53,020
Basic earnings per share	$1.44	$1.34	$0.95
Diluted earnings per share	$1.43	$1.32	$0.94
Cinram International Inc. Annual Report 2005   5

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
General overview
Over the past three years, our revenue base has shifted from VHS video cassettes to DVD as a result of the shift in consumer preferences, as well as the acquisition of the Acquired Businesses. DVD revenue in 2005 was 51% of consolidated revenue, consistent with the prior year, but an increase from 47% in 2003. Conversely, VHS video cassettes declined to 1% of consolidated 2005 revenue, from 3% in 2004 and 13% in 2003.
For the year ended December 31, 2005, total revenue increased 4% to $2,098.1 million, compared to $2,026.6 million for the prior year, and $826.9 million in 2003, principally as a result of the contribution of the Acquisition and solid organic growth in our DVD sales. The slate of home video releases by our studio customers, along with additional business from TCFHE Europe, also contributed to the increase in our consolidated revenue in 2005. In November 2004, we signed an exclusive, multi-year manufacturing and distribution agreement with TCFHE in Europe whereby manufacturing for France started in August 2004, followed by the United Kingdom, Germany and the Benelux in the first half of 2005.
We sold more than 1.9 billion optical discs (DVD and CD) in 2005, down 1% from 2004, and up 148% from 2003. While unit sales for DVDs and music CDs increased by single digits, we experienced significant erosion on the CD-ROM side.
EBITA increased to $390.9 million from $382.1 million in 2004 and $163.6 million in 2003, principally due to the full-year contribution from the additional business in Europe resulting from the late 2004 signing of the TCFHE contracts, combined with cost savings across most geographies.
We recorded consistent EBITA margins of 19% in 2005 and 2004, as higher DVD and CD unit sales combined with cost savings and operational efficiencies across all entities were offset by increased raw material costs, start-up expenses and lower selling prices. In comparison, we recorded EBITA margins of 20% in 2003. The slight reduction in margins from 2003 to 2004 and 2005 was attributable to margin compression resulting from lower selling prices combined with the product mix shifting towards distribution services, which yields lower EBITA margins.
Our business is seasonal, with a large portion of sales recorded in Q4, and is dependent on consumer acceptance of our customers’ products (DVD movies and CD albums). Accordingly, we generate the majority of our revenue and earnings in the second half of the year, and the success of a few titles can play an important role in December re-order volumes, and in turn, the strength of our year-end results. In 2005, we benefited from strong production volumes up until the end of November, followed by a relatively weak December, as order levels softened towards the end of the year.
3. SEGMENTED RESULTS
3.1 Industry segments — Revenue

(in thousands of U.S. dollars)		2005		2004

Home video	$1,081,100	52%	$1,090,543	54%
Audio/ROM	327,706	15%	324,326	16%
Printing	234,044	11%	225,388	11%
Distribution	290,273	14%	208,835	10%
Other	164,957	8%	177,546	9%

Total	$2,098,080	100%	$2,026,638	100%

6   Cinram International Inc. Annual Report 2005

3.1.1. Home Video
Revenue from our Home Video segment, which includes DVD and VHS video cassette sales, decreased by 1% to $1,081.1 million from $1,090.5 million in 2004, as a result of lower average selling prices combined with reduced VHS video cassette sales.
DVD revenue increased 4% to $1,063.0 million from $1,025.4 million in 2004, reflecting a full-year contribution of the TCFHE business in Europe and greater overall consumer demand for DVDs across all geographic regions. DVD revenue represented 51% of consolidated revenue in both 2005 and 2004.
Revenue from VHS video cassettes decreased 72% to $18.1 million in 2005 from $65.1 million in 2004, reflecting lower unit shipments in both Europe and North America. VHS video cassettes represented less than 1% of consolidated revenue in 2005, down from 3% in 2004.
The Home Video segment represented 52% of our consolidated revenue, down from 54% in 2004 due to lower selling prices and reduced VHS video cassette sales.
3.1.2. Audio/ROM
Revenue from our Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) remained steady at 16% year-over-year, increasing to $327.7 million from $324.3 million in 2004. While audio CD units increased over the prior year, the CD-ROM business continues to show weakness as evidenced by lower unit shipments.
Audio CD revenue increased 11% to $295.8 million from $267.3 million in 2004. The increase was driven partially by the full-year contribution of the EMI business obtained in 2004, combined with slightly higher average selling prices. The growth in audio CDs in the United States was offset by lower unit shipments in France and Canada. Audio CDs represented 14% of consolidated revenue in 2005, up slightly from 13% in 2004.
CD-ROM revenue decreased 43% to $26.2 million from $46.1 million in 2004, resulting from lower CD-ROM unit sales in all territories. CD-ROM represented 1% of consolidated sales in 2005, down from 2% in 2004.
Audio cassette revenue decreased 48% to $5.7 million from $10.9 million in 2004. Audio cassette revenue represents less than 1% of consolidated revenue in both 2005 and 2004.
The Audio/ROM segment accounted for 15% of consolidated revenue in 2005, down slightly from 16% in 2004. This segment has performed consistently as higher audio CD sales were offset by lower CD-ROM sales.
3.1.3. Printing
Printing revenue increased to $234.0 million from $225.4 million in 2004 as a result of efforts to expand printing services offered beyond our DVD and CD customer base. Printing sales accounted for 11% of consolidated revenue in 2005, consistent with 2004.
3.1.4. Distribution
Distribution and fulfillment services revenue was up 39% to $290.3 million from $208.8 million in 2004, and represented 14% of consolidated revenue compared to 10% in 2004. The increase in distribution revenue was attributable to the full-year contribution of The Entertainment Network in the United Kingdom, acquired in July 2004, combined with distribution services being provided to TCFHE in Europe.
Cinram International Inc. Annual Report 2005   7

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
Distribution and fulfillment service continue to be a major factor in our ability to attract and retain customers, as the manufacture of pre-recorded DVDs and CDs is increasingly a commodity business. Our large studio customers increasingly look to Cinram to provide a complete manufacturing-to-retail production-distribution solution that allows them to concentrate their efforts on their own core competencies in the creation of content.
Over recent years, we expanded our distribution and fulfillment service offerings by opening two customer-dedicated distribution centres in Tennessee to accommodate Warner Home Video and MGM. In 2004, we incurred start-up costs related to these facilities, which included training, relocation of customers’ components, equipment relocation and freight costs. We also made enhancements to our distribution facility in Alabama to provide our customers with increased frequency of shipments, more customized order sizes and the ability to handle more stock-keeping units.
3.1.5. Other
Revenue from Giant Merchandising (included in Other segment) decreased to $132.2 million from $143.4 million in 2004, resulting from a soft tour schedule for performing artists and reduced apparel sales. Giant accounted for 6% of consolidated revenue in 2005, down from 7% in 2004.
Revenue from other non-core activities decreased to $32.8 million from $34.2 million in 2004. Non-core activities represented 2% of consolidated revenue in both 2005 and 2004. Non-core activities include pre-production file compression services, information technology, and the sale of components, stampers, digital linear tapes, and print components in Germany.
3.2. Geographic segments

(in thousands of U.S. dollars)		2005		2004

North America	$1,556,294	74%	$1,534,229	76%
Europe	541,786	26%	492,409	24%

Total	$2,098,080	100%	$2,026,638	100%

3.2.1. North America
North American revenue increased 1% to $1,556.3 million from $1,534.2 million in 2004. The slight increase in revenue was driven by higher distribution services revenue and increased audio CD and printing revenue, offset by lower CD-ROM, VHS video cassette and merchandising revenues as well as declining selling prices for DVDs.
DVD revenue increased 1% to $761.5 million from $753.2 million in 2004, as higher unit sales were offset by expected declines in selling prices. As a percentage of North American revenue, DVDs accounted for 49%, in line with 2004. North American DVD revenue accounted for 36% of consolidated revenue in 2005, down from 37% in 2004. VHS video cassette revenue decreased 71% to $12.7 million from $43.4 million in 2004 due to lower shipments caused by a significant shift in consumer preferences towards DVDs. VHS video cassette sales accounted for 1% of North American revenue in 2005, down from 3% in 2004.
Audio CD and CD-ROM revenue was up 8% to $220.6 million from $203.9 million in 2004, as a result of increased unit shipments attributable to the signing of the EMI agreement in the United States during 2004. Audio CD and CD-ROM sales accounted for 14% of North American revenue in 2005, up from 13% in 2004. Audio cassette revenue declined 45% to $5.2 million from $9.5 million in 2004, and now represents less than one percent of North American revenue.
8   Cinram International Inc. Annual Report 2005

Printing revenue increased to $234.0 million from $225.4 million in 2004 as result of expanding the printing services offered by Ivy Hill beyond our existing DVD and CD customer base. Printing sales accounted for 15% of North American revenue in 2005, in line with 2004.
North American distribution revenue increased 30% to $179.9 million in 2005 from $138.3 million in 2004 principally due an increase in the number of units distributed and services provided for our studio customers. During the prior year, we opened two distribution facilities in LaVergne, Tennessee to accommodate the growing distribution requirements of Warner Home Video and MGM. Accordingly, distribution accounted for 12% of North American revenue in 2005, compared with 9% in 2004.
Revenue from Giant Merchandising decreased to $132.2 million from $143.4 million in 2004 due to a soft tour schedule for performing artists and reduced apparel sales. Giant accounted for 8% of North American revenue in 2005, compared with 9% in 2004.
Revenue from other non-core activities decreased to $10.2 million from $17.1 million in 2004, and represents less than 1% of North American revenue in 2005, slightly below 2004 levels. Non-core activities include authoring and other pre-production services, information technology, and the sale of components, stampers and digital linear tapes.
North American revenue accounted for 74% of consolidated revenue in 2005, down from 76% in 2004.
3.2.2. Europe
European revenue increased 10% to $541.8 million from $492.4 million in 2004, due to the inclusion of a full-year of revenue from the TCFHE business in Europe. The DVD and distribution growth in Europe was offset by a significant decline in VHS video cassette sales and price declines for our products.
DVD revenue in Europe increased 11% to $301.5 million from $272.2 million in 2004 as a result of revenue generated from recent contracts. Consumer demand for DVDs remained consistent during 2005, in line with industry trends in North America. DVD sales accounted for 56% of European revenue in 2005, up slightly from 55% in 2004. In contrast, VHS video cassette sales declined 75% to $5.4 million from $21.7 million in 2004 due to shifting consumer preferences to DVD. VHS video cassette sales accounted for 1% of European revenue in 2005, down from 4% in 2004.
Audio CD and CD-ROM revenue decreased 7% to $101.4 million from $109.5 million in 2004 as a result of lower audio CD and CD-ROM sales in France and Germany. Audio CD and CD-ROM sales accounted for 19% of European revenue in 2005, down from 22% in 2004.
European distribution revenue increased 57% to $110.4 million from $70.5 million in the prior year due to a full year’s inclusion of revenue from the July 2004 acquisition of The Entertainment Network in the United Kingdom, combined with distribution services business from TCFHE in Europe. Distribution revenue accounted for 20% of European revenue in 2005, up from 14% in 2004.
Revenue from other non-core activities increased to $22.6 million from $17.1 million in 2004. It represented 4% of European revenue in 2005, up from 3% in 2004. Non-core activities include authoring and other pre-production services, information technology, and the sale of components, stampers, digital linear tapes and printing in Germany.
European revenue accounted for 26% of consolidated revenue in 2005 up from 24% in 2004.
Cinram International Inc. Annual Report 2005  9

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
4. GROSS PROFIT

Year	Gross profit (%)

2005	20%
2004	20%
2003	21%
2002	18%
2001	15%
Gross profit increased slightly to $412.1 million from $411.1 million in 2004. As a percentage of consolidated revenue, gross profit remained at 20% in 2005 and 2004, as increased raw material costs and lower average selling prices were offset by higher DVD and CD unit sales combined with process efficiency improvements. Most major DVD production contracts have raw material pass through clauses, while most CD production contracts have limited allowances to pass along raw material costs over time.
Our polycarbonate costs increased by approximately 9 percent from January 2005 to December 2005, while our polystyrene costs remained stable during the same period. After taking into account our raw material pass-throughs, these costs increases had an $18.7 million dollar impact on gross profit in 2005.
Start-up costs
During 2005, we incurred approximately $3.0 million of new customer-related start-up costs that impacted gross profit margins. These start-up costs included:
•	Training and overtime;

•	Relocation of customers’ finished goods and components;

•	Equipment relocation;

•	Incremental overtime costs to pick and process orders manually until automation is up and running;

•	Manual packaging at higher costs while operators are being trained;

•	Freight and expediting costs; and

•	Travel expenses.
Amortization expense from capital assets, which is included in our cost of goods sold, increased to $153.9 million in 2005 from $146.7 million in 2004. The increase was mainly attributable to the significant addition of capital assets purchased during 2004.
Foreign exchange loss on transactions, included in our costs of goods sold, increased to $5.2 million from $1.8 million in 2004, as our European results were impacted by the strengthening of the U.S. dollar relative to the Euro currency.
5. GOODWILL
During the fourth quarter of 2005, we completed our annual goodwill impairment test and concluded that there was no impairment. The goodwill amount relates primarily to the 2003 acquisition of the assets of Time Warner Inc.’s DVD and CD manufacturing and distribution businesses, together with certain printing and apparel businesses.
6. AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES
Amortization of intangible assets and deferred financing fees was $70.0 million in 2005 compared with $73.0 million in 2004. We completed our intangible asset impairment test at the end of 2005 and concluded that there was no impairment.
10  Cinram International Inc. Annual Report 2005

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses — which include sales and marketing expenses, office expenses, non-manufacturing related salaries and professional fees — decreased to $168.8 million from $177.4 million in 2004 due to cost savings associated with certain plant closures and general head count reductions. As a percentage of consolidated revenue, selling, general and administrative expenses were 8% in 2005 compared with 9% in 2004.
8. INTEREST EXPENSE
Interest expense decreased to $51.1 million from $53.1 million in 2004 due to lower debt balances. During 2005, we paid interest at both fixed and floating rates, as we entered into interest protection arrangements for a three-year term on $250.0 million of our long-term debt during the prior year. Furthermore, we have in place an interest rate cap arrangement for $210.0 million of our long-term debt that is set to expire in January 2007.
In August 2005, we amended our credit facilities to reduce borrowing costs. The interest rate on the outstanding principal amount of $612.8 million on Cinram’s term loan D facility was reduced to the London Interbank Offered Rate (LIBOR) plus 225 basis points, from LIBOR plus 300 basis points. The remaining principal amount of $112.2 million outstanding under term loan A remains at LIBOR plus 225 basis points. Both these loans are subject to further interest rate reductions as the Company reduces leverage. The maturity date for the term loan A facility remains September 2007 and the maturity date for the term loan D facility is September 2009.
9. INTEREST INCOME
Interest income decreased to $0.9 million from $2.4 million in 2004 due to lower cash balances.
10. UNUSUAL ITEMS
During the first quarter of 2005, we formulated an exit plan to shut down an Ivy Hill printing facility located in the state of New York. The facility ceased production in April 2005 and termination notices were given to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3.6 million were recorded as an unusual item in our printing business segment.
During the fourth quarter of 2005, management paid an additional $0.7 million in relation to a restructuring plan originally established in Germany during the prior year period.
To effect the reorganization into an income trust, we incurred $2.0 million of transaction costs. These costs include fees paid to financial, tax, legal advisors and other items which have been recognized in the consolidated statement of earnings. The Company will continue to incur additional transaction costs during the first half of 2006.
11. INCOME TAXES
Our effective tax rate for 2005 was 29.4%, compared with 32.1% in 2004. We benefited from a lower effective tax rate throughout the year as a result of lower tax rates in certain jurisdictions. However, our cash taxes increased significantly in 2005 as we benefited from enhanced tax deductions in the prior year, resulting from our significant capital expenditures dedicated to manufacturing activities.
Cinram International Inc. Annual Report 2005  11

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
12. EARNINGS
Net earnings for the year were up 9% to $82.4 million or $1.44 per share, from $75.8 million or $1.34 per share in 2004, principally due to cost savings reflected in selling, general and administrative expenses combined with lower intangible asset amortization. Our 2005 and 2004 earnings included non-cash intangible asset amortization expense relating to the customer supply agreements. By comparison, 2003 net earnings were $53.0 million or $0.95 per share, and included only a partial year of non-cash amortization of intangibles and interest expense.
13. LIQUIDITY AND CAPITAL RESOURCES
Cinram’s principal source of funds includes cash flow from operating activities. Our primary uses of funds are working capital requirements, capital expenditures and principal and interest debt payments on our credit facilities.
Sources and uses of cash

(in thousands of U.S. dollars)	2005	2004

Cash from operating activities	$257,340	$129,400
Cash from financing activities	(129,068)	(183,025)
Cash from investing activities	(75,624)	(155,102)
We ended 2005 with a cash balance of $89.9 million, up from $41.8 million in 2004, largely due to improved working capital management towards the end of the year. During 2005, cash flow from operations increased to $257.3 million, offset by the repayment of $122.1 million in long-term debt and purchases of capital assets for $99.8 million.
We generated cash flow from operations of $257.3 million in 2005, up from $129.4 million in 2004, as non-cash working capital outflows improved significantly. The prior year’s outflow in non-cash working capital was primarily due to a significant build-up of accounts receivable and inventory levels, combined with the settlement of the Acquisition purchase price. Our working capital position at December 31, 2005, was $146.8 million, compared with $11.1 million in 2004, principally reflecting higher cash and current asset balances.
Cash used in financing activities was an outflow of $129.1 million, compared with an outflow of $183.0 million in 2004, as we made net repayments of $122.1 million in 2005, compared with $191.5 million in the prior year.
At December 31, 2005, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) was a liability of $646.4 million compared to a liability of $816.6 million at the end of 2004, reflecting debt repayments made during the year.
We had total assets of $2,013.9 million at December 31, 2005, compared with $2,097.0 million in 2004, and $2,059.2 million in 2003, with the decrease resulting primarily from amortization of both tangible and intangible assets.
13.1. Capital spending
In 2005, we paid $99.8 million for capital assets primarily to increase our DVD and distribution services capacity in both North America and Europe. We also purchased approximately $16.0 million of capital assets, in line with our 2005 capital spending budget, which will be paid out during 2006.
We expect to incur capital expenditures of approximately $120.0 million in 2006, a significant portion of which will be used to increase our high-definition DVD capacity in parallel with our customers’ growth, and to improve our automation in distribution services.
12  Cinram International Inc. Annual Report 2005

13.2. Long-term debt
In August 2005, we amended our credit facilities to lower our interest costs and to take advantage of better terms. The interest rate spread on the outstanding principal amount of $112.2 million on our term loan A facility remained unchanged and is subject to reductions based on achieving reduced leverage targets. The interest rate on our term loan D facility was reduced to LIBOR plus 225 basis points from LIBOR plus 300 basis points. At December 31, 2005, $612.8 million was outstanding under the term loan D facility, and our total debt was at $736.3 million. Amounts outstanding under the facilities are shown in the table below:

		Interest		Interest
(in thousands of U.S. dollars)	2005	rate	2004	rate

Credit agreement:
Term loan A	$112,226	LIBOR + 225	$181,050	LIBOR + 250
Maturity: Sept. 30, 2007

Term loan D	612,758	LIBOR + 225	658,976	LIBOR + 300
Maturity: Sept. 30, 2009

	$724,984		$840,026

The revolving credit facility bears interest at LIBOR plus 200 basis points. During the year, we temporarily borrowed $54 million from our revolving credit facility to finance working capital requirements and capital expenditures. At December 31, 2005, there were no amounts outstanding under the revolving credit facility.
13.3. Debt covenants
Our credit agreement includes four covenants: three are leverage tests based on earnings before interest, taxes, depreciation and amortization (EBITDA), and the fourth is maximum capital expenditures in any fiscal year during the life of the credit agreement. We are required to complete all leverage tests on a quarterly basis using trailing 12-month data. The capital expenditure covenant is tested annually.
As of December 31, 2005, we were in compliance with all of the terms of our credit agreement. Based on our current internal forecasts, we anticipate remaining compliant with our debt covenants. Under the terms of the credit agreement, we are obliged to make an offer to prepay the credit facilities from the following:
•	75% of excess cash flow (as defined in the credit agreement);

•	100% of net cash proceeds of non-ordinary course asset sales;

•	100% of net proceeds of debt issuance;

•	100% of net cash proceeds of casualty events (in excess of $2.5 million); and

•	75% of net proceeds of equity issuance.
The above percentages are subject to a step-down, based on reductions in leverage.
The credit agreement is guaranteed by Cinram and each of its existing and future material subsidiaries, and will be secured by all of the assets of Cinram and each guarantor, including but not limited to (a) a first priority pledge of all of the capital stock of each of the subsidiaries of Cinram, and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Cinram and each guarantor (including but not limited to all material multi-year revenue-generating contracts, accounts receivable, inventory, equipment, leaseholds, investment property, intellectual property, real property, cash and proceeds of the foregoing).
Cinram International Inc. Annual Report 2005  13

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
13.4. Long-term obligations
At December 31, 2005, we had contractual obligations that require future payment as follows:

Contractual					2010
obligations	2006	2007	2008	2009	& after	Total

Long-term debt	$62,136	$116,842	$36,975	$520,320	$—	$736,273
Capital lease obligations	958	768	568	528	2,042	4,864
Operating leases	25,475	23,086	20,627	14,862	18,650	102,700

Total	$88,569	$140,696	$58,170	$535,710	$20,692	$843,837

As of the end of 2005, we have interest rate protection agreements on $250.0 million of long-term debt expiring in July 2007. We also maintain an interest rate cap agreement for $210.0 million of long-term debt expiring in January 2007. The weighted average interest rate for the year ended December 31, 2005, was 6.1% (2004 — 5.3%).
The Company’s debt and future commitments are disclosed in Notes 7 and 8 to the financial statements.
13.5. Capital stock and dividends
The authorized capital stock of the Company consists of an unlimited number of common shares.
At December 31, 2005, Cinram had 57.3 million common shares issued and outstanding. Cinram’s Board of Directors declared CDN$0.03 cash quarterly dividends in 2005 totalling CDN$0.12, as had also been declared in 2004 and 2003, respectively.
At December 31, 2005, the Company had one stock-based compensation plan, pursuant to which the Company may grant options to employees, Officers and Directors of the Company for up to 5,500,000 common shares. Note 9 to the financial statements provides more details.
We anticipate that all capital spending and required debt repayments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing from our existing revolving credit facility. We believe that outside sources for additional debt and equity financing will, if needed, be available to finance debt repayment, expansion projects and acquisitions. The form of such financing will vary depending on prevailing market and other conditions. However, there can be no assurance that funds will be available on terms acceptable to the Company.
14. RELATED PARTY TRANSACTIONS
In 2005, we entered into the following related party transactions:
•	Paid $0.6 million ($1.5 million in 2004) to a law firm where one of our Directors and one of our Officers are partners;

•	Paid $0.2 million in 2005 ($0.2 million in 2004) in consulting fees to one of our Directors.
14  Cinram International Inc. Annual Report 2005

15. SUMMARY OF QUARTERLY RESULTS
Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the timing and value of customer orders, fluctuations in materials and other costs, and the relative mix of value-added products and services. Since most large-scale home video releases are clustered around the U.S. Thanksgiving and Christmas holidays –traditionally the busiest shopping season of the year for consumers – we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter. In 2005, the fourth quarter accounted for 31% of our annual revenue and 46% of our annual earnings, compared with 32% and 46% in 2004.

										Earnings per share
		Revenue (000’s)			Net earnings (000’s)				Basic			Diluted
Quarter	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003

First	$453,818	$462,237	$130,261	$4,075	$14,972	$7,297	$0.07	$0.27	$0.13	$0.07	$0.26	$0.13
Second	449,586	425,411	137,812	4,584	8,477	8,340	0.08	0.15	0.15	0.08	0.15	0.15
Third	544,651	494,772	147,229	35,543	17,822	13,833	0.62	0.31	0.25	0.61	0.31	0.24
Fourth	650,025	644,218	411,591	38,224	34,553	23,550	0.67	0.61	0.42	0.67	0.60	0.42

Year	$2,098,080	$2,026,638	$826,893	$82,426	$75,824	$53,020	$1.44	$1.34	$0.95	$1.43	$1.32	$0.94

Our capacity utilization also fluctuates seasonally. Although we have made significant investments to increase our DVD manufacturing and distribution services capacity in the past three years to accommodate our growing customer base and to handle peak demand, unanticipated changes, such as the re-scheduling of a new product launch or the late arrival of program materials, can disrupt our manufacturing schedule or result in outsourcing production to a third party. We generate lower profit margins on units offloaded to third parties.
16. RISKS AND UNCERTAINTIES RELATING TO OUR BUSINESS
16.1. Our financial performance is sensitive to economic trends and consumer preferences in our major markets.
Our financial performance depends on consumer demand for our customers’ products. Substantially all purchases of pre-recorded media products are discretionary. Accordingly, weakness in economic conditions, outlook or consumer confidence could significantly reduce consumption, thereby causing material declines in our sales and net earnings. In addition, because of the discretionary nature of their products, our customers must continually compete with other forms of entertainment for the public’s leisure time and disposable income. Competition arises from sporting events, concerts, live theatre and restaurants. Our customers’ products also compete for retail shelf space with other consumer goods. As a result of this competition, demand for our customers’ products could be reduced and our sales volumes and profit margins could be adversely affected.
16.2. Events and conditions in the motion picture industry may affect sales of our products.
Our DVD sales fluctuate based on trends in the underlying motion picture industry and are partly driven by the release of hit films on home video DVDs. Increasing box office receipts are typically reflected in increased sales of related DVDs. The number of films produced can also be affected by motion picture industry labour disputes, as well as by promotional tax incentives offered by governments.
Cinram International Inc. Annual Report 2005   15

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
16.3. Increased costs or shortages of raw materials or energy could adversely affect our results of operations.
Each year we purchase significant quantities of plastic resins, the key raw materials used in the production of DVDs and CDs. The availability and prices of these materials are influenced by multiple factors beyond our control, including: weather, transportation, supply and demand fundamentals, energy costs, production delays and the price of petroleum products. Significant shortages of, and price increases for, the plastics we use have occurred in the past. We generally do not hedge against price increases in the raw materials that we use. If we experience raw material price increases and we are either unable to pass such increases through to our customers or we are contractually restricted as to the timing of any increases, our gross margins would be adversely affected. In addition, our manufacturing, distribution and printing processes are energy intensive. Increases in energy costs would therefore adversely affect our gross margins and, consequently, our results of operations.
16.4. Our dependence on a limited number of large customers with substantial bargaining power creates potential risks to our revenue and cash flows.
We operate in an industry in which there is a high degree of customer concentration. Our two largest customers are Warner Home Video and TCFHE. Collectively, they accounted for approximately 56% of our consolidated 2005 revenue, with Warner Home Video, our largest customer, accounting for more than one-third. If any of our most significant customers discontinues its relationship with us, our business could be materially adversely affected. To date, Cinram has successfully renewed its customer contracts and won an increasing share of our customers’ business.
In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate. If market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments for our products, our operating results and financial condition may be adversely affected. If our customers do not own the licensing and distribution rights to the intellectual property underlying their products, there is no assurance that we will be provided with the contract to produce such products. Our operating results could also be significantly impacted if one of our largest customers fails or is unable to pay amounts owed to us in a timely manner, or at all.
16.5. Our business could be harmed if we are unable to manage the successful production, supply or security of our products.
We are required to produce and deliver substantial quantities of products that meet the stringent delivery and quality requirements of our customers. Our failure to successfully manage the production or supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure of our products to meet our customers’ quality requirements, could materially adversely affect our business, operating results and financial condition.
In addition, if a person with authorized access to any of our facilities were to make an unauthorized copy of one of our clients’ audio or video files and to circulate such content prior to its scheduled release, we could be subject to liability arising from this breach of security. Accordingly, our business operations, as well as our reputation, could be adversely affected.
16.6. Advances in technology and changes in our customers’ demands may require us to incur significant capital expenditures to remain competitive.
Changes in the technology employed by the pre-recorded media industry and the arrival of the next generations of multimedia products, such as Blu-ray discs or HD-DVD, will require
16    Cinram International Inc. Annual Report 2005

us to upgrade our manufacturing and production processes or facilities to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be necessary for us to modify the products and services we offer to retain these customers. The costs associated with adapting our operations to these requirements will likely be significant. There can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies, and our market share, gross margins and results of operations could be adversely affected. In addition, we cannot ensure that any of our customers will continue to employ our services with respect to future generations of multimedia products.
16.7. Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.
Our production levels and, in turn, our revenue and cash flows, are affected largely by the schedules on which our major customers release their products, which, in turn, is dependent on several factors, including consumer demand and the availability of marketable content. In addition, in the music and home video industries, many consumer purchases are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is typically realized during our fourth quarter. These fluctuations in our sales may adversely affect our ability to meet our obligations.
16.8. Fluctuations in our quarterly and annual operating results may adversely affect the value of our stock.
A number of factors, many of which are outside our control, may cause, or contribute to, significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult.
In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. As discussed in greater detail below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our operating results and revenue include:
•	Fluctuations in demand for our products;
•	Introduction or enhancement of products and technologies by us and our competitors, and market acceptance of these new or enhanced products and technologies;
•	Events and conditions in the motion picture industry that affect the number of movies produced and distributed on home video, the popularity of motion pictures generally, and work stoppages by motion picture industry participants;
•	Consolidation by participants in the markets in which we compete, which could result, among other things, in pricing pressure;
•	The amount and timing of our operating costs and capital expenditures, including those related to the expansion of our business, operations and infrastructure;
•	Seasonal product purchasing patterns by consumers;
•	The impact of, and our ability to react to, interruptions in the entertainment distribution chain, including work stoppages at our facilities, our customers’ facilities and other points throughout the entertainment distribution chain;
•	The impact of, and our ability to react to, political instability, natural disasters, war and/or events of terrorism;
•	Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and
•	Costs of litigation.
Cinram International Inc. Annual Report 2005    17

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
16.9. Demand and pricing for our products could be materially adversely affected by the development or proliferation of digital distribution alternatives, including copying and distribution of music and video files.
Our business is dependent on the continued viability and growth of physical distribution of music and video through licensed pre-recorded media. Alternative distribution channels and methods for delivering music, both authorized and unauthorized, have eroded both our sales and the pricing of our products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as analog recorders, personal video recorders, CD and DVD burners, portable MP3 music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services.
We expect that file sharing and downloading, both legitimate and unlicensed, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve,the digital transfer and downloading of video files will likely become more widespread, and exert similar downward pressure. Demand for our products may also be adversely affected by CD and DVD piracy if this practice increases in the future. In addition, our business faces pressure from the emerging distribution alternatives, such as video on demand (VOD), and personal digital video recorders. As a significant portion of our revenues are derived from the sale of DVDs and CDs, continued file sharing, downloading and piracy, or the growth of other alternative distribution channels and methods could materially adversely affect our business, financial condition and results of operations.
16.10. Changes in interest rates may adversely affect our cash flows and results of operations.
The credit facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the debt of $797 million during 2005 was 6.1%. The Company currently has hedged over 34% of its debt balance at fixed interest rates, with an interest rate cap in place on an additional 29% of the debt balance. With respect to the remaining 37% floating rate debt, we continuously monitor the interest rate environment and are prepared to hedge additional debt should we feel it is necessary. Any increase in interest rates will affect the amount of cash required to service our indebtedness under the credit facility and could have a negative impact on our cash flows and results of operations.
16.11. We may experience adverse effects due to exchange rate fluctuations.
While the majority of our revenue and earnings are generated in the United States, our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the the extent that we incur expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue, thereby negatively affecting our profitability and cash flows.
16.12. Demand and pricing for our products generally decline as our products mature.
Demand for our products and the prices at which we are able to sell our products generally decline as our products mature. Over the course of their product life cycle, each of the audio cassette, VHS video cassette and CD formats has experienced a substantial decline in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our manufacturing costs, our profit margin for these formats may decline. We have experienced similar pricing declines in respect of the DVD format and expect to experience similar volume declines as the DVD format matures. We also expect to
18    Cinram International Inc. Annual Report 2005

experience similar pricing and volume declines in any future formats that we manufacture. Therefore, our long-term success depends on our ability to invest in new technologies and to secure our customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for audio cassette, VHS video cassette and CD formats, our revenue continues to be dependent on sales of the DVD format.
16.13. We face significant competitive and pricing pressures in the markets we serve.
We are engaged in an industry that is highly price competitive. Some of our competitors have greater financial and other resources than we have. We may not be able to compete successfully in our industry continuously, and this could have a material adverse effect on our business, results of operations and financial condition.
Furthermore, our multi-year contracts with our customers frequently contain a market price test, which may, depending on prevailing industry prices, require us to lower the prices we charge such customers. Many of our customers have recently undergone, or may undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products, which would adversely affect our results of operations. If any of our customers is acquired by, or consolidates with, another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to supply the products and services we provide, we may lose that customer and our results of operations may be materially adversely affected.
16.14. We rely on our key personnel to manage our business effectively and we may not be able to retain those employees or recruit additional qualified personnel.
Our operations and prospects depend, in large part, on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by written employment contracts.
16.15. We are exposed to potential claims of intellectual property infringement.
The industry in which we compete has many participants who own, or who claim to own, intellectual property for certain of the manufacturing processes we employ, the products we produce or the content produced by our customers. We currently accrue for the payment of licensing fees to certain third parties who claim to own the rights to intellectual property that we employ in our manufacturing processes or products. While currently we believe that these accruals are adequate, we cannot assure that, if we are required to obtain licensing in respect of these rights, we could obtain such licensing on the terms assumed in these accruals. Furthermore, we cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require us to alter, or obtain licenses relating to our processes or products. There is no assurance that we will be able to obtain any such licenses on terms favourable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees we pay in respect of existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will likely require that we obtain additional licenses.
There can be no assurance that the content of the multimedia products we manufacture on behalf of our customers does not infringe upon the rights of third parties. However, Cinram employs its experience and expertise in assessing the provenance of all intellectual property submitted to it for replication. Cinram has never had a material judgement entered
Cinram International Inc. Annual Report 2005    19

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
against it for infringement and takes a prudent accounting provision, accruing adequate reserves against any such judgement. Any claims brought against us by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant. We are involved in various intellectual property-related legal actions that are in the ordinary course of our business. We cannot be certain that these actions, or any future actions, will not have a material adverse effect on our business, operating results or financial condition.
16.16. If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.
We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.
We are currently documenting, reviewing and, where appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting, and a report by our independent auditors addressing these assessments, commencing December 31, 2006. Along with our independent auditors, we will be testing our internal controls for the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.
16.17. We conduct business internationally, which exposes us to uncertainties and risks that could negatively affect our operations and sales.
A significant portion of our sales are made to customers located outside the United States and Canada, primarily in Western Europe. We expect our international operations to continue to account for a significant portion of our revenues in the future and we may expand into new international markets in the future. The economies of foreign countries important to our operations could suffer slower or negative economic growth or instability in the future.
In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollar, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.
20    Cinram International Inc. Annual Report 2005

16.18. Work stoppages or other labour disruptions affecting our key customers could have an adverse effect on our profitability and financial condition.
Labour disruptions at our key customers or with or by the clients they service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labour protests or disputes affecting the businesses of our customers could have a material impact on our financial condition and results of operations.
16.19. Our manufacturing operations are subject to environmental laws and requirements that may impose material liabilities.
Our manufacturing facilities are subject to federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with current and future environmental laws and regulations and enforcement policies may require us to incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental laws and regulations at our facilities, we may be subject to fines and penalties that could be significant.
17. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant accounting policies and methods used in preparation of the financial statements are described in Note 1 to the 2005 consolidated financial statements.
The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for sales allowances, royalty accruals, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Actual results could differ from those estimates.
17.1. Business combinations
The Company accounts for business combinations using the purchase method, and accordingly, the results of operations of the businesses acquired have been included in the consolidated financial statements since the acquisition date. The purchase method of accounting requires that all assets acquired and liabilities assumed in a business combination be assigned a portion of the total cost of the purchase based on their fair values at the date of acquisition. The excess of the cost of the purchase over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. The process of determining the purchase price allocation requires management to make certain estimates of the assets and liabilities assumed including their respective fair values.
Cinram International Inc. Annual Report 2005    21

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
17.2. Revenue recognition
Revenue is comprised of product sales and service revenue earned from fulfillment services. Revenue from product sales is recognized upon shipment since title to the goods is transferred to customers, persuasive evidence of an arrangement exists, the selling price is fixed and determinable and collectibility is reasonably assured. Volume rebates are recorded as a reduction of revenue at the time of shipment. Contractual payments to acquire sales contracts are amortized against revenue over the term of the contract. Services revenue is recognized as services are performed.
17.3. Intangible assets
Intangible assets are comprised of customer supply agreements arising from the Acquisition. Customer supply agreements are amortized on a straight-line basis over a period of six years, which represents the exclusive term in which the Company will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America.
The Company performs an annual impairment test on all intangible assets, and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation of intangible assets is based on the amount of undiscounted future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets, resulting in a change to amortization expense and impairment charges in the Home Video replication, Audio/ROM replication and Printing operating segments.
17.4. Goodwill
The Company performs an annual impairment test on goodwill, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation of goodwill resulting in impairment charges in the Home Video replication, Audio/ROM replication and Printing operating segments.
17.5. Provisions for volume rebates
The Company records provisions for volume rebates offered to certain of its customers. The volume rebates are based on a discount percentage per unit ordered and increase in accordance with contractual sales volume target requirements. The accrual for volume rebates is recorded as a reduction of revenue at the time of shipment based on contractual terms. The process of determining the appropriate provision requires management to exercise judgment in making assumptions about future sales to customers. A significant change to this assumption could impact revenue recognized and the provision for sales allowances in the Home Video replication, Audio/ROM replication and Printing operating segments.
22    Cinram International Inc. Annual Report 2005

17.6. Royalty accruals
The Company records accruals for royalty obligations due to various companies holding patents on the DVD and CD manufacturing processes. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. The royalty provision is recorded as a cost of goods sold at the time of shipment. The process of determining the appropriate provision requires management to apply the applicable royalty rates in accordance with the Company’s license agreements. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligation is used. A significant change in the royalty rates used could impact the cost of goods sold recognized and the provisions for royalties in the Home Video replication and Audio/ROM replication operating segments.
17.7. Allowance for doubtful accounts
The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be non-collectible. The allowance is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses in the Home Video replication, Audio/ROM replication, Printing and distribution services segments.
17.8. Income tax valuation allowance
The Company records a valuation allowance against future income tax assets when management believes it is more likely than not that some portion or all of the future tax assets will not be realized. Management considers factors such as reversal of future income tax liabilities, projected future taxable income, and the character of the income tax asset. A change to these factors could impact the estimated valuation allowance and income tax expense in the Home Video replication, Audio/ROM replication, Printing and distribution services segments.
17.9. Restructuring costs
The Company records restructuring charges relating to facility consolidations and workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges include employee severance and other employee related costs, lease cancellation and idle facilities costs, other exit costs, and certain asset write-downs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.
17.10. Long-lived assets
The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company uses the estimated useful life of long-lived assets to determine amortization expense. The estimate of an asset’s useful life is made when the Company acquires the asset, and is based on past experience with similar assets, taking into account expected technological or industry changes.
Cinram International Inc. Annual Report 2005     23

Management’s discussion and analysis
Of financial condition and results of operations (in U.S. dollars)
The valuation of long-lived assets depends upon whether the assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held-for-use exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.
The process of determining the projected cash flows is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation or the estimated useful lives of long-lived assets resulting in a change to amortization expense and could result in impairment charges in the Home Video replication, Audio/ROM replication, Printing and distribution services segments.
17.11. Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The Company records the present value of the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced liquidation transaction. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to the statement of earnings.
17.12. Recently issued accounting pronouncements
17.12.1. Liabilities and equity
Effective for fiscal years beginning after November 1, 2004, The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3860, Financial Instruments —Disclosure and Presentation, has been amended to provide guidance for classifying certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.
The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather that they convey more of a debtor/ creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The adoption of this standard in 2005 did not have an impact on the consolidated financial statements.
17.12.2. Consolidation of variable interest entities
Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements.
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There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the Company does not have an interest in any entities subject to control on a basis other than ownership of voting shares.
17.12.3. Arrangements containing a lease
Emerging Issues Committee Abstract 150, Determining Whether an Arrangement Contains a Lease (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 was effective for arrangements entered into or modified after January 1, 2005. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.
17.12.4. Non-monetary transactions
In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions (“CICA 3831”), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value, except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.
17.12.5. Financial instruments
In January 2005, the CICA issued Handbook Section 3855, Financial Instruments —Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of Accounting Guideline 13, Hedging Relationships (“AcG-13”), will be substantially unchanged. The Company is assessing the impact of these new standards.
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